Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
(212) 735-3000
Fax:  (212) 735-2000
http://www.skadden.com

                                        May 19, 2008

Ms. Laura E. Hatch Staff Accountant Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

RE:	The Gabelli Convertible and Income Securities Fund Inc. – File Nos. 333-149938 and 811-05715

Dear Ms. Hatch:

The Gabelli Convertible and Income Securities Fund Inc. (the "Fund") has authorized us to make the following responses to the comments in your letter dated April 18, 2008 to its Registration Statement on Form N-2 (the "Registration Statement").  Your comments are set forth below and our response follows each respective comment in italics.

1.
We note that the Fund did not include a cover letter with its registration statement indicating the purpose of the filing. In the future, we suggest the Fund include written correspondence with each filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure that warrant staff attention.

Noted.

Laura E. Hatch
May 19, 2008

2.
Please explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

If the Fund files an opinion concerning the preferred stock by amendment,  the Fund  will file an updated prospectus supplement in conjunction with any subsequent "off the shelf" offerings .  Otherwise  the Fund  will update through a post-effective registration statement filing together with any required exhibits.

PROSPECTUS

Prospectus Summary

3.
The registration statement pertains to a shelf offering for preferred stock and notes but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. In addition, please explain to us the circumstances and conditions under which notes will be offered versus preferred stock.

The general terms of the preferred stock and notes are extensively described in the prospectus.  See “Description of Capital Stock and Notes.”  The material economic terms of the preferred stock or notes, as applicable, will be set forth in a prospectus supplement.

The Fund has not determined when  the Fund  will offer notes and when  the Fund  will offer preferred stock.  Factors that will determine the type of offering the Fund will undertake include available credit ratings, portfolio flexibility, interest rates, market conditions and the relative benefits of permanent equity financing  versus term debt financing.

4.	Under the heading, "Dividends and Distributions," please disclose whether any dividends for preferred shares constituted return of capital for the fiscal year ended December 31, 2007.

The disclosure has been revised to address this comment .

5.
Under the heading, "Dividends and Distributions," the disclosure states that "[f]or the fiscal year ended December 31, 2007, the Fund made distributions of $0.80 per common share, of which 21% constituted a return of capital." In addition, as disclosed in the Financial Highlights, distributions to Common Shareholders in four of the last five years constituted a return of capital. Please explain to us whether the Board has considered changing the distribution policy for the Fund. In addition, pursuant to Item 4 of Form N-2, please change the line item in the Financial Highlights from "Paid-in capital" to "Return of capital." Also, add a footnote to the financial highlights

Laura E. Hatch
May 19, 2008

explaining the return of capital and the consequences of a return of capital to shareholders.

The Board of Directors considers the terms of the managed distribution policy of the Fund on an annual basis.  It was most recently considered on November 14, 2007 at which meeting it was determined not to approve any changes to the policy.  Each quarter, the Board reviews the amount of any potential distribution and the income, capital gain or capital available.

The disclosure has been revised to address this comment .

The Fund respectfully declines to add a footnote to the audited Financial Highlights, but has included appropriate disclosure throughout the Registration Statement.  See "Risk Factors and Special Considerations – Risks of Investing in the Fund – Common Share Distribution Policy Risk" and "Dividends and Distributions."

6.
Please inform us whether the Fund intends to report distribution yield/rate. If the Fund intends to report distribution yield at any point prior to finalizing its tax figures, the Fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields/rates should be accompanied by the total return and/or SEC yield with at least equal prominence.

The Fund has not historically reported yield and does not intend to report yield.  The Fund has an 8% distribution policy and regularly reports  the total return  of the Fund  which accounts for any return of capital.  Based on the distribution allocations of the Fund for 2007, the total distributions paid to common shareholders in 2007 included approximately 39% from net investment income, 40% from net capital gains, and 21% from return of capital.  The proportionate amount of return of capital was included as part of the amount reinvested each month, along with net investment income and net capital gains.  Please note that the net asset value of the Fund as well as its total  return are reduced by any return of capital at the time of the distribution.

7.	Many investors may not fully understand a return of capital. Under the heading, "Dividends and Distributions," in both the Prospectus Summary and the text of the Prospectus, please clarify that:

•
Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the Fund is net profits.

The prospectus summary under the heading “Dividends and Distributions” and the body of the prospectus under the heading “Risk Factors and Special Considerations – Risks of Investing in the Fund – Common Share Distribution Policy Risk” stated that “[a]ny return of

Laura E. Hatch
May 19, 2008

capital should not be considered by investors as yield or total return on their investment in the Fund.”   The disclosure has been revised to address this comment .

8.	Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

The disclosure has been revised to address this comment .

9.
Under the heading, "Risk Factors and Special Considerations," the disclosure states that "[t]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such shares." If the advisory fee will be based on assets of the Fund including any outstanding debt, please correct the statement above and include the issuance and ongoing maintenance of the notes. (See Comment 11).

As disclosed in the prospectus summary under the heading “Management and Fees” and in the text of the prospectus under the heading “Management of the Fund,” the advisory fee is based on net assets.  Net assets does not include proceeds acquired from the issuance and ongoing maintenance of notes and accordingly the Fund believes the statement is accurate.

Investment Objective and Policies

10.
Under the heading, "Leveraging," the disclosure states that "[t]he Fund currently has authorized the issuance of 2,000,000 shares of preferred stock." Please make clear whether or not this includes the amount of preferred shares being offered in this registration statement.

The disclosure has been revised to address this comment .

Management of the Fund

11.
The disclosure states that "As compensation for its services and the related expenses borne by the Investment Adviser, the Fund pays the Investment Adviser a fee, computed daily and payable monthly, equal, on an annual basis, to 1.00% of the Fund's average weekly net assets." Please disclose whether or not the Fund's average weekly net assets include the amount attributable to preferred shares and/or debt outstanding. (See Comment 9).

Net assets includes the liquidation value of preferred shares but does not include amounts attributable to liabilities constituting indebtedness.  The

Laura E. Hatch
May 19, 2008

disclosure has been revised to address this comment .

Please note that the initial filing contained a typographical error.  The fee received by the Investment Adviser is 1.00% of the Fund’s average daily net assets, not weekly net assets.  The disclosure has been revised to reflect this.

Regulatory Matters

12.
The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC's administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.

The disclosure has been revised to address this comment .

Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan

13.
The disclosure states that "a shareholder whose common shares are registered in his or her own name will have all distributions reinvested automatically by Computershare, which is agent under the Plan, unless the shareholder elects to receive cash." Because the return of capital distributions have been significant, please disclose the effect to shareholders of receiving a return of capital distribution that is automatically reinvested in the Fund.

The disclosure has been revised to address this comment .

STATEMENT OF ADDITIONAL INFORMATION

Secondary Market Trading and Transfer of Auction Rate Preferred Shares

14.
We believe the third paragraph under this heading contains useful information for shareholders. Please include this information in the prospectus under the heading, "Description of Capital Stock and Notes."

The disclosure has been revised to address this comment .

FINANCIAL STATEMENTS

Schedule of Investments

15.
As of December 31, 2007, the Fund held approximately 44% of its net assets in U.S. Government Obligations (U.S. Treasury Bills and Notes). Please discuss the Fund's strategy of investing in U.S. Government Obligations in the

Laura E. Hatch
May 19, 2008

prospectus including the Prospectus Summary if investment in U.S. Government Obligations is a primary investment strategy of the Fund.

The Fund’s investment objective is to seek a high level of total return on its assets.  The Fund seeks to achieve its investment objective by investing in convertible and income producing securities.  Depending on the attractiveness of convertible and other income producing securities and market conditions , the portfolio manager may elect to invest in U.S. Treasury Bills and Notes as income producing securities.

Financial Highlights

16.	Please add a footnote to the financial highlights that explains the type of transactions referred to in the line item "Increase in net asset value from common share transactions."

The disclosure has been revised to address this comment .

GENERAL

17.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Noted.

18.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund's final pre-effective amendment.

Noted.

19.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Noted.

Laura E. Hatch
May 19, 2008

If you have any further questions or concerns, please contact me at (212) 735-2132 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Carmine Lekstutis, Esq.